Final Prospectus
Filed Pursuant to Rule 424(b)(3)
File No. 333-142617

Prospectus

2,617,334 Shares

Granite City Food & Brewery Ltd.

Common Stock

The shareholders identified on pages 13 through 14 are offering and selling 2,617,334 shares of our common stock under this prospectus.  The shares of common stock offered under this prospectus were issued to the selling shareholders in a private placement that closed on March 8, 2007 and is more fully described on page 15 of this prospectus under the heading “Sales to Selling Shareholders.”  We are not selling any securities under this prospectus and we will not receive any part of the proceeds from this offering.

Our common stock is listed on the NASDAQ Capital Market under the symbol “GCFB.”  On May 14, 2007, the closing sale price of our common stock was $5.97 per share.

Investing in our securities involves a high degree of risk.  You should review Risk Factors beginning on page 5 for information that you should consider carefully before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2007.

Available Information

We are subject to the information requirements of the Exchange Act.  Accordingly, we file reports, proxy statements and other information with the SEC.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act.  This prospectus does not contain all of the information, exhibits and undertakings set forth in the registration statement, certain parts of which are omitted as permitted by the rules and regulations of the SEC.  For further information, please refer to the registration statement which may be read and copied in the manner and at the sources described above.

Incorporation of Certain Information by Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to documents we file with the SEC.  The information incorporated by reference is considered to be part of this registration statement.  Information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares covered by this registration statement have been sold or deregistered:

•                                          Annual Report on Form 10-K, as amended, for the fiscal year ended December 26, 2006;

•                                          Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2007;

•                                          Current Reports on Form 8-K filed on January 11, 2007 (as to Item 8.01 only), March 8, 2007, April 19, 2007, and May 4, 2007; and

•                                          Description of our common stock contained in our Registration Statement on Form 8-A/A (File No. 000-29643) filed on December 22, 2005, as the same may be amended from time to time.

We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents.  Please direct written requests to Monica A. Underwood, Corporate Controller and Assistant Secretary, Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.  Please direct telephone requests to Ms. Underwood at (952) 215-0660.

Prospectus Summary

Because this is a summary, it does not contain all the information that may be important to you.  You should read this entire document carefully, including the other information to which we refer you, before you decide to invest.

We are a Modern American upscale casual restaurant chain.  As of May 1, 2007, we operated 18 restaurants in eight Midwestern states featuring on-premises breweries under the name of Granite City Food & Brewery.  We believe our menu features affordable yet high quality family favorite menu items prepared from made-from-scratch recipes and served in generous portions. We believe that the sophisticated yet unpretentious restaurants, proprietary food and beverage products, attractive price points and high service standards combine for a great dining experience.  The location of each restaurant and the month and year of its opening appear in the following chart:

Unit	Location	Opened
1	St. Cloud, Minnesota	June 1999
2	Sioux Falls, South Dakota	December 2000
3	Fargo, North Dakota	November 2001
4	Des Moines, Iowa	September 2003
5	Cedar Rapids, Iowa	November 2003
6	Davenport, Iowa	January 2004
7	Lincoln, Nebraska	May 2004
8	Maple Grove, Minnesota	June 2004
9	Wichita, Kansas	July 2005
10	Eagan, Minnesota	September 2005
11	Kansas City, Missouri	November 2005
12	Kansas City, Kansas	January 2006
13	Olathe, Kansas	March 2006
14	West Wichita, Kansas	July 2006
15	St. Louis Park, Minnesota	September 2006
16	Omaha, Nebraska	October 2006
17	Roseville, Minnesota	November 2006
18	Madison, Wisconsin	December 2006

We developed the foregoing restaurants using proceeds from the sale of our securities, building and equipment financing and cash flow from operations.  We built units 4-9, 11-14 and 16-18 based upon the prototype we developed in early 2003.  In 2004 and 2005, we retrofitted units 1-3 to conform to this prototype model.  In 2005 and 2006, we developed units 10 and 15, respectively, which were conversions of existing restaurants.  With the exception of units 1-3 and 15, we developed all of our units under our multi-site development agreement with a commercial developer that provides us with assistance in site selection, construction management and financing for new restaurants.  Under this agreement, we lease the land and building of each new restaurant from our developer.

We operate a beer production facility which facilitates the initial stage of our brewing process—the production of non-alcoholic wort—using our patented brewing process called Fermentus Interruptus™.  We believe that Fermentus Interruptus and the use of a centrally located beer production facility improves the economics of microbrewing as it eliminates the initial stages of brewing and storage at multiple locations, thereby reducing equipment and development costs at new restaurant locations.  Additionally, having a common starting point for the production of wort creates consistency of taste for our product from unit to unit.  The wort produced at our beer production facility is transported by truck to the fermentation vessels at each of our restaurants where the brewing process is completed.  We believe that our current beer production facility, which was opened in June 2005, has the capacity to service 30 to 35 restaurant locations.

We operate Granite City University where the training of each of our managers takes place under the instruction of full-time, dedicated trainers.  Our eight-week training program consists of both “hands on” as well as classroom training for all aspects of management.

We utilize a new store opening team which consists of experienced restaurant managers who are dedicated to the opening of our new restaurants.  Generally, this team arrives at a new restaurant site two to three months in advance of the restaurant opening date and coordinates all staffing and training matters for that new restaurant.  We believe that a dedicated team delivers a more disciplined opening process and ensures adherence to our company’s exacting standards and culture.

We maintain a website at www.gcfb.net, which is also accessible through www.gcfb.com.  Unless otherwise indicated, we do not intend to incorporate the contents of our websites into this prospectus or any other document we file with the Securities and Exchange Commission.

We were incorporated on June 26, 1997, as a Minnesota corporation and became a publicly traded company in June 2000.  Our corporate offices are located at 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, and our telephone number is (952) 215-0660.

Risk Factors

Before you invest in our securities, you should be aware that there are various risks, including those described below.  You should consider carefully these risk factors, the other information included in this prospectus and the other information to which we refer you, before you decide to invest.

Risks Related to Our Business

We have a history of losses and no assurance of future profitability.  We have incurred losses in each of the last eight fiscal years.  We had a net loss of $5,531,220 for the fiscal year ended December 26, 2006, a net loss of $3,667,367 for the fiscal year ended December 27, 2005 and a net loss of $1,399,474 for the thirteen weeks ended March 27, 2007.  As of March 27, 2007, we had an accumulated deficit of $17,590,540.  We will incur additional losses until we are able to expand to a point at which we are able to leverage our operating expenses across a substantially larger revenue base.  We cannot assure you that we will successfully implement our business plan.  Even if we substantially increase our revenues, we cannot assure you that we will achieve profitability or positive cash flow.  If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future because our operating results can be affected by changes in guest tastes, the popularity of handcrafted beers, economic conditions in our markets, and the level of competition in our markets.

We may be unable to fund our significant future capital needs in the long-term and we may need additional funds sooner than anticipated.  We will need to expend significant capital in order to open additional restaurants.  If our available sources of liquidity are insufficient to fund our expected capital needs, or our needs are greater than anticipated, we will be required to raise additional funds in the future through public or private sales of equity securities or the incurrence of indebtedness.  If we do not generate sufficient cash flow from current operations or if financing is not available to us, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, results of operations and cash flows.

We cannot assure you that we will be able to obtain future financing on favorable terms or at all.  If we elect to raise additional capital through the issuance and sale of equity securities, the sales may be at prices below the market price of our common stock, and our shareholders may suffer significant dilution.  Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs.  Specifically, our future expansion may be delayed or curtailed:

•              if future cash flows from operations fail to meet our expectations;

•              if costs and capital expenditures for new restaurant development exceed anticipated amounts;

•              if we incur unanticipated expenditures related to our operations;

•              if we are unable to obtain acceptable equipment financing of restaurants; or

•              if we are required to reduce prices to respond to competitive pressures.

Our business could be materially adversely affected if we are unable to expand in a timely and profitable manner.  To continue to grow, we must open new restaurants on a timely and profitable basis. The capital resources required to develop each new restaurant are significant.  We estimate that our cost of opening a new Granite City Food & Brewery restaurant currently ranges from $1.0 million to $1.3 million.  Actual costs may vary significantly depending upon a variety of factors, including the site and size of the restaurant, conditions in the local real estate and employment markets, and leasing arrangements.

Even with adequate financing, we may experience delays in restaurant openings which could materially adversely affect our business, financial condition, results of operations and cash flows.  Our ability to expand successfully depends upon a number of factors, some of which are beyond our control, including:

•                                          identification and availability of suitable restaurant sites;

•                                          competition for restaurant sites;

•                                          securing required governmental approvals, licenses and permits;

•                                          the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards; and

•                                          recruitment of qualified operating personnel, particularly general managers and kitchen managers.

In addition, we contemplate entering geographic markets in which we have no operating experience.  These new markets may have demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns different than those present in our existing markets, which may cause our new restaurants to be less successful than our existing restaurants.

Unanticipated costs or delays in the development or construction of our restaurants could prevent our timely and cost-effective opening of new restaurants.  Our developer depends upon contractors for the construction of our restaurants.  After construction, we invest heavily in leasehold improvements for completion of our restaurants.  Many factors could adversely affect the cost and time associated with our development of restaurants, including:

•              labor disputes;

•              shortages of construction materials and skilled labor;

•              management of construction and development costs of new restaurants;

•              adverse weather;

•              unforeseen construction problems;

•              environmental problems;

•              zoning problems;

•              federal, state and local government regulations;

•              modifications in design; and

•              other unanticipated increases in costs.

Any of these factors could give rise to delays or cost overruns which may prevent us from developing additional restaurants within anticipated budgets and expected development schedules.  Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to manage planned expansion.  We face many business risks associated with our proposed growth, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion.  We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls.  Further, as we operate more restaurants, our rate of expansion relative to the size of our restaurant base will decline.  If we fail to continue to improve management, information systems and financial controls, or if we encounter unexpected difficulties during expansion, our business, financial condition, operating results and cash flows could be materially adversely affected.

Our sales growth and profitability could be adversely affected if comparable restaurant sales are less than we expect.  While future sales growth will depend substantially on our plans for new restaurant openings, the level of comparable store sales will also affect our sales growth and will continue to be a critical factor affecting our profitability.  This is because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales, as comparable restaurant sales enable fixed costs to be spread over a higher sales base.  While we do not expect comparable restaurant sales growth to continue at historical levels, our plans do incorporate positive comparable restaurant sales.  It is possible that we will not achieve our targeted comparable restaurant sales growth or that the change in comparable restaurant sales could be negative.  If this were to happen, sales and profitability would be adversely affected.

You should not rely on past increases in our average restaurant revenues or our comparable restaurant sales as an indication of future operating results because they may fluctuate significantly.  A number of factors historically have affected, and are likely to continue to affect, our average restaurant revenues and/or comparable restaurant sales, including, among other factors:

•                  our ability to execute our business strategy effectively;

•                  initial sales performance by new restaurants;

•                  the timing of new restaurant openings and related expenses;

•                  levels of competition in one or more of our markets; and

•                  general economic conditions and consumer confidence.

Our average restaurant revenues and comparable restaurant sales may not increase at rates achieved over recent periods.  Changes in our average restaurant revenues and comparable restaurant sales could cause the price of our common stock to fluctuate significantly.

We may be unable to recruit, motivate and retain qualified employees.  Our success depends, in part, upon our ability to attract, motivate and retain a sufficient number of qualified employees, including trained brewing personnel, restaurant managers, kitchen staff and wait staff, to keep pace with our expansion schedule.  Qualified individuals needed to fill these positions could be in short supply in one or more of our markets.  In addition, our success depends upon the skill and experience of our restaurant-level management teams.  Our inability to recruit, motivate and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, either of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.  Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees, which could result in higher labor costs.

The loss of key personnel could adversely affect our business.  Our success depends to a significant extent on the performance and continued service of members of our senior management such as our President and Chief Executive Officer Steve Wagenheim and our Chief Operating Officer—Restaurant Operations Tim Cary and certain other key employees.  Competition for employees with such specialized training and deep backgrounds in the restaurant industry is intense and we cannot assure you that we will be successful in retaining such personnel.  In addition, we cannot assure you that employees will not leave or compete against us.  If the services of any members of management become unavailable for any reason, it could adversely affect our business and prospects.

We may be unable to successfully compete with other restaurants in our markets.  The restaurant industry is intensely competitive.  There are many well-established competitors with greater financial, marketing, personnel and other resources than ours, and many of such competitors are well established in the markets where we have restaurants, or in which we intend to establish restaurants.  Additionally, other companies may develop restaurants with similar concepts in our markets.  Any inability to successfully compete with restaurants in our markets could prevent us from increasing or sustaining our revenues and result in a material adverse effect on our business, financial condition, results of operations and cash flows.  We may also need to make changes to our established concept in order to compete with new and developing restaurant concepts that become popular within our markets.  We cannot assure you that we will be successful in implementing such changes or that these changes will not reduce any future profitability.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.  Our operating results may be affected by changes in guest tastes, the popularity of handcrafted beers, general economic and political conditions and the level of competition in our markets.  Our continued success depends, in part, upon the popularity of micro-brewed beers and casual, broad menu restaurants.  Shifts in consumer preferences away from these beers and this dining style could materially adversely affect any future profitability.  Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence.  In a weak economy, our customers may reduce their level of discretionary spending which could impact the frequency with which our customers choose to dine out or the amount they spend when they do dine out, thereby reducing our revenues.  Adverse economic conditions and changes in consumer preferences could reduce guest traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, results of operations and cash flows.

Our operations depend upon governmental licenses or permits and we may face liability under dram shop statutes.  Our business depends upon obtaining and maintaining required food service, liquor and brewing licenses for each of our restaurants.  If we fail to hold all necessary licenses, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations.  We must comply with federal licensing requirements imposed by the United States Department of Treasury, Alcohol and Tobacco Tax and Trade Bureau, as well as licensing requirements of states and municipalities where we operate restaurants.  Failure to comply with federal, state or local regulations could cause our licenses to be revoked or force us to cease brewing and selling our beer.  Typically, licenses must be renewed annually and may be revoked and suspended for cause at any time.  State liquor and brewing laws may prevent or impede our expansion into certain markets.  Although we do not anticipate any significant problems in obtaining required licenses, permits or approvals, any delays or failures to obtain required licenses, permits or approvals could delay or prevent our expansion in a particular area.  We are at risk that a state’s regulations concerning brewery restaurants or the interpretation of these regulations may change.

We may face liability under dram shop statutes.  Our sale of alcoholic beverages subjects us to “dram shop” statutes in some states.  These statutes allow an injured person to recover damages from an establishment that served alcoholic beverages to an intoxicated person.  If we receive a judgment substantially in excess of our insurance coverage, or if we fail to maintain our insurance coverage, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Health concerns or negative publicity regarding our restaurants or food products could affect consumer preferences and could negatively impact our results of operations.  Like other restaurant chains, consumer preferences could be affected by health concerns or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning E. coli, “mad cow” or “foot-and-mouth” disease, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants.  This negative publicity may adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants.  A decrease in customer traffic to our restaurants as a result of these health concerns or negative publicity could materially adversely affect our business, financial condition, results of operations and cash flows.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs, and quality control problems.  We currently depend on a national food distribution service company to provide food and beverage products to all of our restaurants.  We do not have long-term contractual arrangements with this distributor.  If this national distributor, or other distributors or suppliers, cease doing business with us, we could experience short-term supply shortages in some or all of our restaurants and could be required to purchase food and beverage products at higher prices until we are able to secure an alternative supply source.  If these alternative suppliers do not meet our specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.  In addition, any delay in replacing our suppliers or distributors on acceptable terms could, in extreme cases, require us to remove temporarily items from the menus of one or more of our restaurants, which also could materially adversely affect our business, financial condition, results of operations and cash flows.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.  Our leases generally have initial terms of 20 years and generally can be extended only in five-year increments (at increased rates) if at all.  All of our leases require a fixed annual rent, although some require the payment of additional rent if restaurant sales exceed a negotiated amount.  Generally, our leases are “triple net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities.  We generally cannot cancel these leases.  Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases.  If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term.  In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations.

Compliance with changing regulation of corporate governance, public disclosure and financial accounting standards may result in additional expenses and affect our reported results of operations.  Keeping informed of, and in compliance with, changing laws, regulations and standards relating to corporate governance, public disclosure and accounting standards, including the Sarbanes-Oxley Act, as well as new and proposed SEC regulations, NASDAQ Stock Market rules and accounting standards, has required an increased amount of management attention and external resources.  Compliance with such requirements may result in increased general and administrative expenses and an increased allocation of management time and attention to compliance activities.  Additionally, changes to existing rules or current practices may adversely affect our reported financial results.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm.  As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports.  In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls over financial reporting.  We are evaluating our internal controls over financial reporting in order to allow our management to report on our internal controls as a required part of our annual report beginning with fiscal year 2007 and to allow our independent registered public accounting firm to attest to our internal controls as a required part of our annual report beginning with fiscal year 2008.

While we expect to expend significant resources during fiscal years 2007 and 2008 in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act,

there is a risk that we will not comply with all of the requirements imposed thereby.  Because of the difficulty of measuring compliance adequacy, we cannot assure you that we will not receive an adverse opinion on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm.

If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse opinion from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition to the above, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected.

Because the value of our business depends primarily upon intangible assets, such as our business concept and development strategy, the value of your investment could decrease significantly in the event of liquidation.  Because we do not own the real estate at any of our existing locations, we only own the building at one existing location, we lease much of the equipment we use, and we do not plan to own the real estate or buildings in which our future restaurants will be located, our tangible assets mainly consist of inventory.  Until we establish a history of earnings, the value of our business that could be realized upon liquidation is comprised of intangible assets, including our business concept, development strategy, intellectual property, trademarks, goodwill and employee know-how.  If our business is not successful, the value of our intangible assets could decrease significantly.  The value of your investment could decrease as a result.

Increases in state or federal minimum wage or required benefits could negatively impact our operating results.  Various federal and state labor laws govern our relationship with our employees, including such matters as minimum wage requirements, overtime and working conditions.  There have been increases in the federal and some state minimum wage requirements, and there may be additional increases in the future.  A substantial majority of employees working in our restaurants receive salaries equal to the applicable minimum wage, and future increases in the minimum wage will increase our operating expenses.  In addition, some states have periodically proposed laws that would require companies such as ours to provide health benefits to all employees.  Additional governmental mandates such as an increased minimum wage, an increase in paid leaves of absence, extensions of health benefits or increased tax reporting and payment requirements for employees who receive gratuities, could negatively impact our operating results.

Limitations in our insurance coverage could adversely affect our operations in certain circumstances.  We have comprehensive insurance, including workers’ compensation, employee practices liability, general liability, fire and extended coverage and property insurance.  However, there are certain types of losses which may be uninsurable or not economically insurable.  Such hazards may include earthquake, hurricane and flood losses.  If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and/or cash flow from, such damaged or destroyed properties.  Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants.  We cannot assure you that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all, or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance.

Risks Related to our Securities

Fluctuations in our operating results may decrease the price of our securities.  Our operating results may fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions.  Consequently, our operating results may fall below the expectations of public market analysts and investors for any given reporting period.  In that event, the price of our securities would likely decrease.

Shareholders may have difficulty selling our common stock.  We cannot assure you of an active public market for our common stock.  Selling our common stock may be difficult because of the quantity of securities that may be bought and sold, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage.  These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock.

Our existing shareholders have significant control which could reduce your ability to receive a premium for your shares through a change in control.  As of April 13, 2007, our directors and executive officers, as a group, beneficially owned approximately 17.5% of our common stock.  As a result, they may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions.  This concentration of ownership may also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support.  These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our common stock.  As a result, this concentration of ownership could depress our stock price.

If we do not maintain our NASDAQ listing, you may have difficulty reselling our shares.  We will need to maintain certain financial and corporate governance qualifications to keep our shares listed on the NASDAQ Capital Market.  We cannot assure you that we will at all times meet the criteria for continued listing.  If we fail to maintain such qualifications, including a minimum bid price of $1.00, our shares may be delisted.  In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or on the OTC Bulletin Board.  In addition, our shares could become subject to the SEC’s “penny stock rules.”  These rules would impose additional requirements on broker-dealers who effect trades in our shares, other than trades with their established customers and accredited investors.  Consequently, the delisting of our shares and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our shares, which may adversely affect your ability to resell our shares.  If any of these events take place, you may not be able to sell as many shares as you desire, you may experience delays in the execution of your transactions and our shares may trade at a lower market price than they otherwise would.

Special note regarding our forward-looking statements.  This prospectus and the documents incorporated herein by reference contain various forward-looking statements within the meaning of Section 21E of the Exchange Act.  Although we believe that, in making any such statement, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.  When used in this prospectus and the documents incorporated herein by reference, the words “anticipates,” “believes,” “expects,” “intends,” “plans,” “estimates” and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements.  These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated.  Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, are set forth herein under the caption Risk Factors.  Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements.  Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us.  We caution you to keep in mind the cautions and risks described herein and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of the document in which they appear.

Selling Shareholders

The following table presents information regarding the selling shareholders.  Unless otherwise noted, the shares listed below represent the shares that each selling shareholder beneficially owned on March 8, 2007.  Percentage of outstanding shares beneficially owned is based on 15,987,665 shares of common stock issued and outstanding.

Name and Address of	Shares of Common Stock Beneficially Owned Prior to Offering(1)			Number of Shares Being	Shares Beneficially Owned After Offering(1)
Selling Shareholder	Number		Percent	Offered	Number		Percent
William Blair Small Cap Growth Fund 222 W Adams St Chicago, IL 60606	1,372,423		8.6%	1,372,423	0		0

WHI Growth Fund Q.P., L.P. William Harris Investors, Inc. 191 N. Wacker Drive, Suite 1500 Chicago, IL 60606	560,000		3.5%	560,000	0		0

Yolande Jurzykowski Trustee UTA DTED 3/28/01 4 Sherman Avenue Fairfax, CA 94930	311,973	(2)	1.9%	10,000	301,973	(3)	1.9%

Smith Barney cust for Gary Winston 21 Tamal Vista Blvd. Suite 204 Corte Madera, CA 94915	227,599	(4)	1.4%	11,584	216,015	(5)	1.3%

US Bank F/B/O Brazos Micro Cap Fund 1555 North Riverfront Drive, Suite 30 Milwaukee, WI 53212	225,000		1.4%	225,000	0		0

UBS O’Connor LLC fbo O’Connor Pipes Corporate Strategic Master One North Wacker, 32nd Floor Chicago, IL 60606	150,000		*	150,000	0		0

David F. Bellet and Tina Bellet JT TEN 125 East 72nd St #11-D New York, NY 10021-4250	119,559	(6)	*	7,722	111,837	(7)		*

PATARA Capital 3333 Lee Parkway, Suite 600 Dallas,TX 75219	93,458		*	93,458	0		0

Isaac Goff and Renee Goff Rev Intervivos Trust P.O Box 544 Fairfax, CA 94978	92,284	(8)	*	30,000	62,284	(9)		*

Burguete Investment Partnership, L.P. 435 Martin Street, Suite 3090 Blaine, WA 98230	89,299	(10)	*	9,299	80,000	(11)		*

Straus Partners LP Straus Asset Management LLC 605 Third Avenue New York, NY 10158	79,132	(12)	*	10,618	68,514	(13)		*

Straus – GEPT Partners, LP Straus Asset Management LLC 605 Third Avenue New York, NY 10158	64,744	(14)	*	8,688	56,056	(15)		*

Mac & Co CIBC Mellon PO Box 3196 Pittsburgh, PA 15230-3196	36,980		*	36,980	0		0

Name and Address of	Shares of Common Stock Beneficially Owned Prior to Offering(1)				Number of Shares Being	Shares Beneficially Owned After Offering(1)
Selling Shareholder	Number		Percent		Offered	Number		Percent
Booth & Co a/c 22-82270 Northern Trust 50 S LaSalle Street Chicago, IL 60675	27,842			*	27,842	0		0

Morgan Stanley cust FBO Joseph Gil 61 Spindrift Passage Corte Madera, CA 94925	23,373	(16)		*	965	22,408	(17)		*

Booth & Co. a/c 26-82276 Northern Trust 50 S LaSalle Street Chicago, IL 60675	23,117			*	23,117	0		0

Booth & Co. a/c 22-09299 Northern Trust 50 S LaSalle Street Chicago, IL 60675	17,621			*	17,621	0		0

Calhoun & Co a/c #1044030757 Calhoun & Co Comerica Bank PO Box 75000-M/C 3404 Detroit, MI 48231	13,528			*	13,528	0		0

Calhoun & Co a/c #1055030748 Calhoun & Co Comerica Bank PO Box 75000-M/C 3404 Detroit, MI 48231	8,489			*	8,489	0		0

*                                         Represents less than one percent.

(1)                                  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.  Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of March 8, 2007.

(2)                                  Represents 291,212 shares and 20,761 shares purchasable pursuant to the exercise of warrants.

(3)                                  Represents 281,212 shares and 20,761 shares purchasable pursuant to the exercise of warrants.

(4)                                  Represents 210,990 shares and 16,609 shares pursuant to the exercise of warrants.    These securities include shares held in Mr. Winston’s Separate Property Account over which Mr. Winston has voting and investment power.  As such, he is deemed indirectly to beneficially own such securities under Rule 13d-3(a) of the Exchange Act.

(5)                                  Represents 199,406 shares and 16,609 shares pursuant to the exercise of warrants.    These securities include shares held in Mr. Winston’s Separate Property Account over which

Mr. Winston has voting and investment power.  As such, he is deemed indirectly to beneficially own such securities under Rule 13d-3(a) of the Exchange Act.

(6)                                  Represents 111,255 shares and 8,304 shares purchasable pursuant to the exercise of warrants.

(7)                                  Represents 103,533 shares and 8,304 shares purchasable pursuant to the exercise of warrants.

(8)                                  Represents 81,904 shares and 10,380 shares purchasable pursuant to the exercise of warrants.

(9)                                  Represents 51,904 shares and 10,380 shares purchasable pursuant to the exercise of warrants.

(10)                            Represents 59,299 shares and 30,000 shares purchasable pursuant to the exercise of warrants.

(11)                            Represents 50,000 shares and 30,000 shares purchasable pursuant to the exercise of warrants.

(12)                            Represents 67,713 shares and 11,419 shares purchasable pursuant to the exercise of warrants.

(13)                            Represents 57,095 shares and 11,419 shares purchasable pursuant to the exercise of warrants.

(14)                            Represents 55,402 shares and 9,342 shares purchasable pursuant to the exercise of warrants.

(15)                            Represents 46,714 shares and 9,342 shares purchasable pursuant to the exercise of warrants.

(16)                            Represents 22,335 shares and 1,038 shares purchasable pursuant to the exercise of warrants.

(17)                            Represents 21,370 shares and 1,038 shares purchasable pursuant to the exercise of warrants.

Sales to Selling Shareholders

During the first quarter of 2007, we entered into a stock purchase agreement with accredited investors for the sale of approximately $14.0 million of common stock.  Pursuant to such agreement, we sold 2,617,334 shares of common stock at an offering price of $5.35 per share.  KeyBanc Capital Markets served as our placement agent and Craig-Hallum Capital Group LLC served as a co-agent.  In connection with the transaction, we paid our agents an aggregate cash commission of $1,050,205.  This registration covers all of the shares of common stock issued in such private placement.

Relationships with Selling Shareholders

Gary M. Winston purchased 11,584 shares through his IRA for total consideration of approximately $61,974.  Mr. Winston is a beneficial owner of more than 5% of our common stock.

Registration Rights of Selling Shareholders

Pursuant to the stock purchase agreement, we agreed to prepare and file with the SEC a registration statement covering the resale of the shares sold thereunder on a continuous basis pursuant to a “shelf” registration statement, and to use our best efforts to keep the registration statement effective until the earlier of (1) such time as all of the investors may sell all of the shares purchased under SEC Rule 144(k) and (2) such time as all of the investors have sold all of the shares purchased.  Such registration statement will be at the expense of our company.  If the registration statement is not declared effective on or prior to a required effectiveness date, or after its effective date, a registration statement ceases to be effective for more than an aggregate of 30 days in any 12-month period, we have agreed to pay each holder for each day following such 30th day, until but excluding the date the suspension is lifted, an amount as liquidated damages equal to 1/30 of 1.0% of the aggregate investment amount then held by the holder of the shares purchased pursuant to the stock purchase agreement.

We have also agreed to customary provisions with respect to the indemnification of investors, their officers, directors, agents and controlling persons against losses and expenses incurred or arising out of untrue or alleged untrue statements of material fact in this registration statement or prospectus, and the holders have agreed to indemnify our company, directors, officers, agents, employees and controlling persons against losses arising out of an investor’s failure to comply with prospectus delivery requirements or any untrue statement of material fact in any registration statement or prospectus furnished by an investor in writing for use therein.  We and our private placement agents have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.  Indemnification of our officers, directors and employees is also provided pursuant to Minnesota statute, our articles and our bylaws.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.

Use of Proceeds

All of the net proceeds from the sale of the shares will go to the selling shareholders.  Accordingly, we will not receive any proceeds from the sale of the shares.

Plan of Distribution

The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The selling shareholders may use any one or more of the following methods when selling shares:

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          to cover short sales made after the date that this registration statement is declared effective by the SEC;

•                                          broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•                                          a combination of any such methods of sale; and

•                                          any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  However, in no event shall any broker-dealer receive fees, commission or mark-ups which, in the aggregate, would exceed eight percent (8%) of the aggregate amount offered.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  We do not know of any arrangements by the selling shareholders for the sale of any of the shares.

Upon our company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and complied with.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling shareholder and/or the purchasers.  Each selling shareholder has represented and warranted to the company that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling shareholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC.  The selling shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholders in connection with resales of their respective shares under this registration statement.

Pursuant to the stock purchase agreement, which was negotiated on an arm’s length basis with the selling shareholders, we are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock.  Our company and the selling shareholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.  If the selling shareholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Legal Matters

For purposes of this offering, Briggs and Morgan, Professional Association, is giving its opinion on the validity of the shares.

Experts

The financial statements as of December 27, 2005, and December 26, 2006, and for each of the years then ended, incorporated by reference in this prospectus, have been audited by Schechter Dokken Kanter Andrews & Selcer Ltd., independent auditors, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

Limitation of Liability and Indemnification

As permitted by Section 302A.251 of the Minnesota Statutes, Article 9 of our Articles of Incorporation, as amended, provides that we will indemnify and may, in the discretion of our board of directors, insure our current and former directors, officers and employees in the manner and to the fullest extent permitted by law.  Section 6.1 of our By-laws provides that we will indemnify, in accordance with the terms and conditions of Section 302A.521 of the Minnesota Statutes, the following persons:  (a) officers and former officers; (b) directors and former directors; (c) members and former members of committees appointed or designated by the board of directors; and (d) employees and former employees.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provision, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

2,617,334 Shares

Granite City Food & Brewery Ltd.

Common Stock

PROSPECTUS

May 16, 2007

You should only rely on the information contained in this document or that to which we have referred you.  We have not authorized anyone to provide you with information that is different.  You should not assume that the information in this document is accurate as of any date other than the date on the front of this document.  This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

Available Information
Incorporation of Certain Information by Reference
Prospectus Summary
Risk Factors
Selling Shareholders
Use of Proceeds
Plan of Distribution
Legal Matters
Experts
Limitation and Liability and Indemnification